ISSUER FREE WRITING PROSPECTUS
FILED PURSUANT TO RULE 433
REGISTRATION STATEMENT NO. 333-136915
February 6, 2007
Dear Potential Investor,
As you may be aware, the registration statement on Form SB-2 filed by Bootheel Agri-Energy, LLC with the United States Securities and Exchange Commission has now become “effective”, and we have commenced a public offering of our Units under the prospectus (enclosed) which is part of such registration statement.
Bootheel Agri-Energy LLC is a development-stage limited liability company that intends to use the net proceeds from the offering to finance a portion of the development, construction and start-up costs of a 100 million gallon per year ethanol plant to be located in Sikeston, Missouri.
As set forth in the prospectus, Bootheel is offering a minimum of 30,000,000 Units and a maximum of 55,000,000 Units at a price of $2.00 per Unit. The minimum subscription required to invest in this offering is 10,000 Units ($20,000). Additional Units may be purchased in increments of 5,000 Units ($10,000). Please note that “accredited investor” status is not required for this registered public offering. Our managers will sell the Units directly to investors on a direct primary basis without the assistance of an underwriter.
Bootheel will have staff available to begin accepting investor subscriptions in person on Tuesday, February 20, 2007 at the Clinton Building, 501 Campanella, Sikeston, Missouri from 8:00 a.m. until 5:00 p.m. Otherwise, interested investors may send subscriptions by mail to Bootheel’s corporate office located at 1214 Linn Street, Sikeston, Missouri 63801. The subscription materials are enclosed herewith.
Bootheel Agri-Energy, LLC has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before investing, interested investors should read the prospectus in that registration statement and other documents Bootheel has filed with the SEC for more complete information about Bootheel and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. In addition, the prospectus relating to this offering is available by clicking on the following link: http://sec.gov/Archives/edgar/data/1357029/000095013707001319/c08059b3e424b3.htm.
This announcement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities, in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.
Best regards,
David Herbst
Chairman